UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
Insightful Corporation

(Name of Issuer)
Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)
576798-10-2

(CUSIP Number)
Samuel Meshberg
118 Via Palacio
Palm Beach Gardens, FL 33418-6202
(561) 630-5777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 13, 2008

Date of Event Which Requires Filing of This Statement
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	576798-10-2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel Meshberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		2,090,470

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		907,443

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,090,470

WITH	10	SHARED DISPOSITIVE POWER

		907,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

	2,997,913

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.0%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
CUSIP NO. 576798-10-2
          The Schedule 13D dated November 18, 1993, as amended, of Samuel Meshberg is hereby amended as set forth below.
          The information in this Amendment No. 12 is supplemental and is not a complete restatement of the text of Schedule 13D. This Amendment No. 12 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendments Nos. 1 through 11 of this Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND.
     This statement is being filed on behalf of Samuel Meshberg, whose address is 118 Via Palacio, Palm Beach Gardens, FL 33418-6202. Mr. Meshberg is a private investor.
     Mr. Meshberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     Mr. Meshberg has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws during the past five years.
     Mr. Meshberg is a citizen of the United States of America.
ITEM 4. PURPOSE OF TRANSACTION.
          Item 4 of this Schedule 13D is amended as follows:
          As previously reported by Insightful, on February 5, 2008, Mr. Meshberg resigned his position as non-executive chairman of the board of directors.
          Mr. Meshberg does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.
          Mr. Meshberg reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so.
ITEM 5. INTEREST IN SECURITIES OF ISSUER.
          The aggregate number and percentage of outstanding shares beneficially owned by Mr. Meshberg (the “Reporting Person”) is set forth below.
          (a) The Reporting Person may be deemed to have sole or shared beneficial ownership with respect to 2,997,913 Shares of common stock (including 151,250 shares subject to stock options exercisable within 60 days of March 13, 2008), representing beneficial ownership of approximately 24.0% based on the number of outstanding shares reported as of March 13, 2008.
     Since the date of Amendment No. 11 to this Schedule 13D, the Reporting Person has not acquired additional shares of common stock.
          (b) The Reporting Person has sole voting and dispositive power with respect to 2,090,470 Shares of common stock (including 151,250 shares subject to stock options exercisable within 60 days of March 13, 2008). In addition, the Reporting Person may be deemed to share voting and dispositive power with respect to 907,443 Shares. Of these 907,443 Shares, 865,193 Shares are held by family trusts of which the Reporting Person is a beneficiary and/or co-trustee. The Reporting Person also may be deemed to share beneficial ownership with respect to 32,126 Shares held by trusts of which he serves as co-trustee for the benefit of his children. The Reporting Person also may be deemed to share beneficial ownership with respect to 10,124 Shares owned by limited liability companies, entities of which the Reporting Person controls 100% of the voting power.
          (c) Not applicable.
          (d) Not applicable.
          (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008	/s/ Samuel Meshberg
	Name:	Samuel Meshberg

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)